FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010
Commission File Number: 333-169974

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

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Diana Containerships Inc. (the "Company") has been advised that Diana Shipping Inc. ("Diana Shipping"), which currently owns approximately 55% of the Company's outstanding common stock, has announced a partial spin-off pursuant to which it will distribute 2,667,066 shares of common stock of the Company that it owns to shareholders of Diana Shipping, or 80% of Diana Shipping's interest in Diana Containerships Inc. The Company has been advised that the record date for the distribution is January 3, 2011 and that the distribution date is expected to be January 18, 2011.

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The Company has applied to list its common stock on the Nasdaq Global Market.  The Company's common stock is expected to begin trading on a "when-issued" basis on the Nasdaq Global Market under the symbol "DCIXV" beginning on or around January 3, 2011. The Company's common stock is expected to begin "regular-way" trading on January 19, 2011 under the symbol "DCIX".

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: December 23, 2010	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

SK 26949 0001 1158334